UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         CHIMERA INVESTMENT CORPORATION
                         ------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    16934Q109
                                    ---------
                                 (CUSIP Number)

                             R. Nicholas Singh, Esq.
                  Executive Vice President and General Counsel
                         Annaly Capital Management, Inc.
                     1211 Avenue of the Americas, Suite 2902
                            New York, New York 10036
                               Tel: (212) 696-0100
                               FAX: (212) 696-9809
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 29, 2008
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)



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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Annaly Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /  /   (b) /  /
                                                           -------------------



3        SEC USE ONLY

4        SOURCE OF FUNDS

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         15,302,996

8        SHARED VOTING POWER

         0

9        SOLE DISPOSITIVE POWER

         15,302,996

10       SHARED DISPOSITIVE POWER

         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,302,996

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         8.6%

14       TYPE OF REPORTING PERSON
         CO

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                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                         CHIMERA INVESTMENT CORPORATION

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D/A (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Chimera Investment Corporation, a Maryland corporation (the "Issuer").

         The principal executive offices of the Issuer are located at 1211 Avenue of the Americas, Suite 2902, New York, New York 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Annaly Capital Management, Inc. ("Annaly")

         (b) Annaly is a Maryland corporation and its principal office is at 1211 Avenue of the Americas, Suite 2902, New York, New York 10036.

         (c) Annaly manages assets on behalf of institutional and individual investors worldwide directly through Annaly and through the funds managed by Fixed Income Discount Advisory Company ("FIDAC"), a wholly-owned subsidiary of Annaly. Annaly is primarily engaged in the business of investing, on a leveraged basis, in U.S. government agency mortgage-backed securities. FIDAC serves as the external investment manager of the Issuer pursuant to a management agreement.

         (d) During the last five years, Annaly has not been convicted in a criminal proceeding.

         (e) During the last five years, Annaly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Annaly purchased 3,621,581 shares of Common Stock on November 21, 2007 pursuant to the Stock Purchase Agreement, dated November 21, 2007. The aggregate purchase price of the 3,621,581 shares of Common Stock (the "Previously Owned Shares") acquired by Annaly was $54,323,715. Annaly provided internally generated funds to pay the purchase price for the Previously Owned Shares.

         Annaly purchased 11,681,415 shares of Common Stock on October 29, 2008 pursuant to the Stock Purchase Agreement, dated October 29, 2008. The aggregate purchase price of the shares of Common Stock (the "Annaly Shares") acquired by Annaly was $26,283,184. Annaly provided internally generated funds to pay the purchase price for the Annaly Shares.

         The aggregate purchase price of the 3,621,581 Previously Owned Shares acquired by Annaly in November 2007 and the 11,681,415 Annaly Shares acquired by Annaly in October 2008 is $80,606,899.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Annaly acquired the Annaly Shares for investment purposes only in a private offering from the Issuer immediately after the Issuer's follow-on public offering of Common Stock. Annaly has no plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except for the following. Annaly's wholly owned subsidiary, FIDAC, is the Issuer's external investment manager, and it can be expected that the Issuer may access the capital markets from time to time pursuant to underwritten public offerings. In addition, the Issuer, in the ordinary course of its business, will be purchasing whole mortgage loans and asset backed securities, and it can be expected that these assets will be sold from time to time. Annaly reserves the right to change its intentions and plans at any time it deems appropriate.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Annaly beneficially owns an aggregate of 15,302,996 shares of Common Stock, which represents 8.6% of the outstanding shares of Common Stock. The percentage is based on 177,170,098 shares of Common Stock outstanding on October 29, 2008.

         Annaly has the sole power to vote and the sole power to dispose of 15,302,996 shares of Common Stock.

         The Issuer and Annaly entered into a stock purchase agreement on October 29, 2008 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, Annaly acquired the Annaly Shares from the Issuer on October 29, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         STOCK PURCHASE AGREEMENT:

         The Issuer and Annaly entered into the Stock Purchase Agreement on October 29, 2008. Pursuant to the Stock Purchase Agreement, Annaly acquired the Annaly Shares from the Issuer on October 29, 2008.

         Annaly will not until the earlier of (i) the date which is three years after October 29, 2008 or (ii) the termination of the management agreement between the Issuer and FIDAC, without the prior written consent of the Issuer, sell, pledge, or otherwise dispose of, directly or indirectly, the shares of Common Stock of the Issuer.

         MANAGEMENT AGREEMENT:

         The Issuer is externally managed and advised by FIDAC, a wholly owned subsidiary of Annaly. The Issuer and FIDAC entered into a management agreement on November 21, 2007, as amended on October 13, 2008 and October 19, 2008. Pursuant to the management agreement, FIDAC implements the Issuer's business strategy and performs certain services for the Issuer, subject to oversight by the Issuer's board of directors. FIDAC is responsible for, among other duties, performing all of the Issuer's day-to-day functions; determining investment criteria in conjunction with the Issuer's board of directors; sourcing, analyzing and executing investments; asset sales and financings; and performing asset management duties. Each of the Issuer's officers is also an employee of FIDAC or one of its affiliates. In addition, FIDAC has an investment committee consisting of FIDAC's professionals which advises and consults with FIDAC's senior management team with respect to the Issuer's investment policies, investment portfolio holdings, financing and leveraging strategies and investment guidelines.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.01 Stock Purchase Agreement, dated as of October 29, 2008, by and between Annaly and Issuer.

         7.02 Management Agreement, dated as of November 21, 2007, by and between FIDAC and Issuer.

         7.03 Amendment No. 1 to the Management Agreement, dated as of October 13, 2008, by and between FIDAC and Issuer.

         7.04 Amendment No. 2 to the Management Agreement, dated as of October 19, 2008, by and between FIDAC and Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 7, 2008



                                          By:  /s/ Kathryn Fagan
                                              -----------------------------
                                          Name:  Kathryn Fagan
                                          Title: Chief Financial Officer